SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 29, 2018

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips proposes to re-appoint CEO Frans van Houten and CFO Abhijit Bhattacharya”, dated October 29, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 29th day of October, 2018.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Press Information

October 29, 2018

Philips proposes to re-appoint CEO Frans van Houten and CFO Abhijit Bhattacharya

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced that its Supervisory Board intends to propose the re-appointment of Frans van Houten as President/CEO and member of the Board of Management, and Abhijit Bhattacharya as member of the Board of Management fulfilling the role of CFO, at the Annual General Meeting of Shareholders (AGM), to be held on May 9, 2019.

“The Supervisory Board is very pleased that Frans van Houten and Abhijit Bhattacharya remain available as members of the Board of Management,” said Jeroen van der Veer, Chairman of the Supervisory Board of Royal Philips. “We recommend their re-appointment in view of the fundamental progress of Philips’ transformation into a solutions-driven health technology company with an improved growth and profitability profile. We are impressed by their continuing drive to further unlock Philips’ potential to grow its market positions and expand margins, as the company aims to make the world healthier and more sustainable through innovation.”

Frans van Houten (Dutch, 1960) became President/CEO and member of the Board of Management of Philips in 2011. He led the transformation and revitalization of the Philips portfolio to become a focused health technology company through productivity programs, targeted divestments, organic business development and acquisitions. This is exemplified by the IPO of Philips Lighting in May 2016, the increased investments in R&D to strengthen the core businesses and establish new businesses in adjacent areas such as digital & computational pathology and healthcare informatics, and the acquisitions that further extended the company’s portfolio across the health continuum, including medical device leaders Volcano and Spectranetics, and care management pioneers Wellcentive and VitalHealth.

Abhijit Bhattacharya (Indian, 1961) became CFO and member of the Board of Management of Philips in 2015. In this role, he successfully led the multi-year productivity programs and improved Philips’ working capital, balance sheet efficiency and cash conversion to enhance the company’s growth and profitability profile and provide for the required investments for growth. He leads the digital transformation of the company’s business processes for faster and more efficient procedures, and to pioneer new business models with recurring revenue streams.

October, 2018

Page: 2

More information about Philips’ 2019 AGM will be published in due course. Additional information on Philips’ Board of Management and Executive Committee can be found here.

For further information, please contact:

Steve Klink

Philips Group Press Office

Tel.: +31 6 10888824

E-mail : steve.klink@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 5977055

E-mail: ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2017 sales of EUR 17.8 billion and employs approximately 77,000 employees with sales and services in more than 100 countries. News about Philips can be found at http://www.philips.com/newscenter.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.